Computershare

8278

04 FEB -2 AM 7:21

Anna Pagliuca
Senior Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7916
Direct fax : (514) 982-7580
anna.pagliuca@computershare.com

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

January 23, 2004

04012518

**BY COURIER**

U.S. Securities & Exchange Commission
Office of International Corporate
Finance 3-9
450 5th Avenue N.W.
Washington (D.C.)
20549 U.S.A.

SUPPL

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Dear Sirs:

**RE: DOMTAR INC.**
**Annual Meeting of Shareholders**

Please be advised of the following Record and Meeting dates in respect to the Annual Meeting of Shareholders of Shareholders of the subject Company:

| | |
|---|---|
| **Record Date:** | **March 18, 2004** |
| **Meeting Date:** | **April 29, 2004** |
| **Place of Meeting:** | **Montréal, Québec** |

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours very truly,

Anna Pagliuca

AP/ba

c.c.: Domtar Inc.

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